UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE THREE
MONTH PERIOD ENDED MARCH 31, 2015

Adecoagro S.A. (the “Company” or “Adecoagro”) is filing this report on Form 6-K for the purpose of providing a copy of the Company’s unaudited condensed consolidated financial statements as of and for the three month period ended March 31, 2015 (the “Consolidated Financial Statements”). This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed on December 6, 2013 (File No. 333-191325) (the “Registration Statement”). The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
Name:	Carlos A. Boero Hughes
Title:	Chief Financial Officer and Chief Accounting Officer

Date: May 14, 2015

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014

F - 1

Legal information

Denomination: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2010

Expiration of company charter: No term defined

Number of register (RCS Luxembourg): B153.681

Capital stock: 122,381,815 common shares (of which 1,798,883 are treasury shares)

Majority shareholder: Quantum Partners LP

Legal address: 1300 Thames St. 5th FL, Baltimore MD 21231-3495, United States of America

Parent company activity: Investing

Capital stock: 25,910,004 common shares

F - 2

Adecoagro S.A.

Condensed Consolidated Interim Statements of Financial Position

as of March 31, 2015 and December 31, 2014

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		March 31,	December 31,
	Note	2015	2014
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	6	711,450	776,905
Investment property	7	6,470	6,675
Intangible assets	8	21,556	23,778
Biological assets	9	261,823	286,044
Investments in joint ventures		1,839	2,752
Deferred income tax assets	18	54,224	45,597
Trade and other receivables	11	44,417	50,590
Other assets		498	587
Total Non-Current Assets		1,102,277	1,192,928
Current Assets
Biological assets	9	47,712	55,188
Inventories	12	97,240	104,919
Trade and other receivables	11	129,997	164,526
Derivative financial instruments	10	18,898	7,966
Cash and cash equivalents	13	198,279	113,795
Total Current Assets		492,126	446,394
TOTAL ASSETS		1,594,403	1,639,322
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	14	183,573	183,573
Share premium	14	933,790	933,044
Cumulative translation adjustment		(473,654)	(395,804)
Equity-settled compensation		17,401	16,735
Cash flow hedge		(84,955)	(43,064)
Reserve from the sale of non-controlling interests in subsidiaries		25,508	25,508
Treasury shares		(2,699)	(2,840)
Retained earnings		58,471	45,644
Equity attributable to equity holders of the parent		657,435	762,796
Non-controlling interest		8,275	7,589
TOTAL SHAREHOLDERS EQUITY		665,710	770,385
LIABILITIES
Non-Current Liabilities
Trade and other payables	16	2,363	2,391
Borrowings	17	584,696	491,324
Deferred income tax liabilities	18	38,829	39,635
Payroll and social security liabilities	19	1,322	1,278
Derivatives financial instruments	10	44	39
Provisions for other liabilities	20	1,971	2,013
Total Non-Current Liabilities		629,225	536,680
Current Liabilities
Trade and other payables	16	65,684	83,100
Current income tax liabilities		170	76
Payroll and social security liabilities	19	24,625	27,315
Borrowings	17	193,141	207,182
Derivative financial instruments	10	15,036	13,860
Provisions for other liabilities	20	812	724
Total Current Liabilities		299,468	332,257
TOTAL LIABILITIES		928,693	868,937
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,594,403	1,639,322

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 3

Adecoagro S.A.

Condensed Consolidated Interim Statements of Income

for the three-month periods ended March 31, 2015 and 2014

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2015	March 31, 2014
		(unaudited)
Sales of manufactured products and services rendered	21	84,480	68,811
Cost of manufactured products sold and services rendered	22	(60,234)	(46,340)
Gross Profit from Manufacturing Activities		24,246	22,471
Sales of agricultural produce and biological assets	21	29,738	30,318
Cost of agricultural produce sold and direct agricultural selling expenses	22	(29,738)	(30,318)
Initial recognition and changes in fair value of biological assets and agricultural produce	9	23,666	38,945
Changes in net realizable value of agricultural produce after harvest		(162)	861
Gross Profit from Agricultural Activities		23,504	39,806
Margin on Manufacturing and Agricultural Activities Before Operating Expenses		47,750	62,277
General and administrative expenses	22	(12,018)	(10,780)
Selling expenses	22	(13,255)	(11,636)
Other operating (expense)/ income, net	24	21,625	(13,570)
Share of loss of joint ventures		(878)	(225)
Profit from Operations Before Financing and Taxation		43,224	26,066
Finance income	25	3,291	2,165
Finance costs	25	(27,783)	(18,338)
Financial results, net	25	(24,492)	(16,173)
Profit Before Income Tax		18,732	9,893
Income tax expense	18	(4,971)	(7,297)
Profit for the Period		13,761	2,596

Attributable to:
Equity holders of the parent		12,827	2,590
Non-controlling interest		934	6

Income per share attributable to the equity holders of the parent during the period:
Basic		0.106	0.021
Diluted		0.105	0.021

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 4

Adecoagro S.A.

Condensed Consolidated Interim Statements of Comprehensive Income

for the three-month periods ended March 31, 2015 and 2014

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	March 31, 2015	March 31, 2014
	(unaudited)

Profit for the period	13,761	2,596
Other comprehensive income:
Exchange differences on translating foreign operations	(78,097)	(13,785)
Cash flow hedge	(41,892)	(4,382)
Other comprehensive loss for the period	(119,989)	(18,167)
Total comprehensive loss for the period	(106,228)	(15,571)

Attributable to:
Equity holders of the parent	(106,914)	(15,565)
Non-controlling interest	686	(6)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 5

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the three-month periods ended March 31, 2015 and 2014

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 14)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge (*)	Other reserves	Treasury shares	Retained Earnings	Subtotal	Non- Controlling Interest	Total Shareholders Equity

Balance at January 1, 2014	183,573	939,072	(311,807)	17,352	(15,782)	(161)	(961)	43,018	854,304	45	854,349
Profit for the period	-	-	-	-	-	-	-	2,590	2,590	6	2,596
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	-	-	(13,778)	-		-	-	-	(13,778)	(7)	(13,785)
Cash flow hedge (*)	-	-	-	-	(4,377)	-	-	-	(4,377)	(5)	(4,382)
Other comprehensive income for the period	-	-	(13,778)	-	(4,377)	-	-	-	(18,155)	(12)	(18,167)
Total comprehensive income for the period	-	-	(13,778)	-	(4,377)	-	-	2,590	(15,565)	(6)	(15,571)

Employee share options (Note 15)
- Value of employee services	-	-	-	6	-	-	-	-	6	-	6
- Exercised	-	518	-	(177)	-	-	118	-	459	-	459
- Forfeited	-	-	-	(31)	-	-	-	31	-	-	-
Restricted shares (Note 15):					-
- Value of employee services	-	-	-	792	-	-	-	-	792	-	792
- Vested	-	-	-	-	-	-	-	-	-	-	-
- Forfeited	-	-	-	-	-	2	(2)	-	-	-	-
Purchase of own shares (Note 14)	-	(10,424)	-	-	-	-	(2,534)	-	(12,958)	-	(12,958)
Balance at March 31, 2014 (unaudited)	183,573	929,166	(325,585)	17,942	(20,159)	(159)	(3,379)	45,639	827,038	39	827,077

(*) Net of 2,448 of Income Tax

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 6

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the three-month periods ended March 31, 2015 and 2014 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 14)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Treasury shares	Reserve from the sale of non- controlling interests in subsidiaries	Retained Earnings	Subtotal	Non- Controlling Interest	Total Shareholders Equity

Balance at January 1, 2015	183,573	933,044	(395,804)	16,735	(43,064)	(2,840)	25,508	45,644	762,796	7,589	770,385
Profit for the period	-	-	-	-	-	-	-	12,827	12,827	934	13,761
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	-	-	(77,850)	-	-	-	-	-	(77,850)	(247)	(78,097)
Cash flow hedge (*)	-	-	-	-	(41,891)	-	-	-	(41,891)	(1)	(41,892)
Other comprehensive income for the period	-	-	(77,850)	-	(41,891)	-	-	-	(119,741)	(248)	(119,989)
Total comprehensive income for the period	-	-	(77,850)	-	(41,891)	-	-	12,827	(106,914)	686	(106,228)

Employee share options (Note 15)
- Value of employee services	-	-	-	-	-	-	-	-	-	-	-
- Exercised	-	746	-	(253)	-	141	-	-	634	-	634
- Forfeited	-	-	-	-	-	-	-	-	-	-	-
Restricted shares (Note 15):
- Value of employee services	-	-	-	919	-	-	-	-	919	-	919
- Vested	-	-	-	-	-	-	-	-	-	-	-
- Forfeited	-	-	-	-	-	-	-	-	-	-	-
Balance at March 31, 2015 (unaudited)	183,573	933,790	(473,654)	17,401	(84,955)	(2,699)	25,508	58,471	657,435	8,275	665,710

(*) Net of 21,658 of Income Tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 7

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the three-month periods ended March 31, 2015 and 2014

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2015	March 31, 2014
		(unaudited)
Cash flows from operating activities:
Profit for the period		13,761	2,596
Adjustments for:
Income tax expense	18	4,971	7,297
Depreciation	22	4,742	5,186
Amortization	22	135	101
Gain from of disposal of other property items	24	(393)	(351)
Equity settled share-based compensation granted	23	919	798
(Gain)/loss from derivative financial instruments and forwards	24, 25	(21,316)	13,335
Interest and other expense, net	25	10,783	12,075
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(20,065)	(28,787)
Changes in net realizable value of agricultural produce after harvest (unrealized)		157	191
Provision and allowances		458	2,094
Share of loss from joint venture		878	225
Foreign exchange gains, net	25	13,694	3,702
Cash flow hedge – transfer from equity	25	(464)	245
Subtotal		8,260	18,707
Changes in operating assets and liabilities:
Decrease in trade and other receivables		24,435	6,946
Increase in inventories		(891)	(3,643)
Decrease in biological assets		11,296	18,329
Decrease in other assets		6	17
Decrease /(increase) in derivative financial		11,309	(2,980)
(Increase)/decrease in trade and other payables		(13,027)	4,438
Increase /(decrease) in payroll and social security liabilities		486	(1,095)
Increase in provisions for other liabilities		19	281
Net cash generated in operating activities before interest and taxes paid		41,893	41,000
Income tax paid		(90)	(85)
Net cash generated from operating activities		41,803	40,915

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 8

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the three-month periods ended March 31, 2015 and 2014 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	March 31, 2015	March 31, 2014
		(unaudited)
Cash flows from investing activities:
Purchases of property, plant and equipment		(51,284)	(87,963)
Purchases of intangible assets	8	(195)	(238)
Purchase of cattle and non-current biological assets planting cost		(11,268)	(25,130)
Interest received	25	2,568	1,477
Investments in joint ventures		-	(1,372)
Proceeds from sale of property, plant and equipment		127	268
Loans to joint venture		(561)	-
Net cash used in investing activities		(60,613)	(112,958)

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercised		634	459
Proceeds from long-term borrowings		160,746	120,770
Payments of long-term borrowings		(11,189)	(30,192)
Proceeds from short-term borrowings		5,216	18,959
Payment of short-term borrowings		(19,810)	(11,242)
Interest paid		(9,718)	(10,201)
Purchase of own shares		-	(12,992)
Net cash generated from financing activities		125,879	75,561
Net decrease in cash and cash equivalents		107,069	3,518
Cash and cash equivalents at beginning of period		113,795	232,147
Effect of exchange rate changes on cash and cash equivalents		(22,585)	11,766
Cash and cash equivalents at end of period		198,279	247,431

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 9

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information

Adecoagro S.A. (the “Company” or “Adecoagro”) is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”. These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 5 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on May 12, 2015.

On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of transferring the domicile of Adecoagro LP to Luxembourg. In connection with the Adecoagro LP redomiciliation, Adecoagro merged IFH LP into Adecoagro LP with Adecoagro LP as the surviving entity. In connection with this merger, all of the assets and liabilities of IFH L.P. vested in Adecoagro LP, Ona Ltd became its general partner and Toba Ltd became a wholly owned subsidiary of Adecoagro LP. In connection with the transactions completed on March 27, 2015, Ona Ltd. assigned its general partnership interest in Adecoagro LP to Adecoagro GP S.a.r.l., a societe responsibilitie limitee organized under the laws of Luxembourg, on April 1, 2015. Also on April 1, 2015, Adecoagro completed the redomiciliation of Adecoagro LP out of Delaware to Luxembourg and Adecoagro LP, without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a societe en commandite simple organized under Luxembourg law, effective April 2, 2015. Since that date the affairs of Adecoagro LP S.C.S. have been governed by its by-laws and Luxembourg law. This operation had no accounting impact.

2.	Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of March 31, 2015 and for the three-month periods ended March 31, 2015 and 2014 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of March 31, 2015, results of operations and cash flows for the three-month periods ended March 31, 2015 and 2014. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’ and they should be read in conjunction with the annual financial statements for the year ended 31 December 2014, which have been prepared in accordance with IFRSs.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2014.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 2.1 to the annual financial statements. None of those standards have a material impact on the information to be presented in the financial statements.

During the three months ended March 31, 2015, the IASB did not publish new standards that would have a material impact on the Group when they become effective.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 10

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Basis of preparation and presentation (continued)

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and June, with the exception of wheat, which is harvested from December to January. Coffee and cotton are different in that while both are typically harvested from June to August, they require a conditioning process which takes about two to three months. Sales in other business segments, such as in Dairy business segments, tend to be more stable. However, the sale of milk is generally higher during the fourth quarter, when the weather is warmer and pasture conditions are more favorable. The sugarcane harvesting period typically begins April/May and ends in November/December. This creates fluctuations in sugar and ethanol inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in the results of operations from one quarter to another, as planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

3.	Financial risk management

Risk management principles and processes

The Group continues to be exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 3 to the annual financial statements. There have been no changes to the Group´s exposure and risk management principles and processes since December 31, 2014 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the three month period ended March 31, 2015. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 11

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at March 31, 2015. All amounts are shown in US dollars.

	March 31, 2015
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(17,723)	-	-	-	(17,723)
Brazilian Reais	-	(232,840)	-	-	(232,840)
US Dollar	(68,109)	(371,435)	38,233	84,795	(316,516)
Uruguayan Peso	-	-	(132)	-	(132)
Total	(85,832)	(604,275)	38,101	84,795	(567,211)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended March 31, 2015 would have increased the Group’s Profit Before Income Tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement. A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	March 31, 2015
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	-	-	-	-	-
Brazilian Reais	-	-	-	-	-
US Dollar	(6,811)	(37,144)	3,823	-	(40,132)
Uruguayan Peso	-	-	-	-	-
(Decrease) or increase in Profit Before Income Tax	(6,811)	(37,144)	3,823	-	(40,132)

Hedge Accounting - Cash Flow Hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Company expects that the cash flows will occur and affect profit or loss between 2015 and 2020.

For the period ended March 31, 2015, a total amount before income tax of US$ 63,085 was recognized in other comprehensive income and an amount of US$ 464 gain was reclassified from equity to profit or loss within “Financial results, net”.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 12

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) at March 31, 2015 (all amounts are shown in US dollars):

	March 31, 2015
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	15,136	-	-	15,136
Brazilian Reais	-	190,911	-	190,911
US Dollar	47,164	32,260	-	79,424
Subtotal Fixed-rate borrowings	62,300	223,171	-	285,471
Variable rate:
Brazilian Reais	-	90,864	-	90,864
US Dollar	26,518	374,545	-	401,063
Subtotal Variable-rate borrowings	26,518	465,409	-	491,927
Total borrowings as per analysis	88,818	688,580	-	777,398
Finance leases	439	-	-	439
Total borrowings at March 31, 2015	89,257	688,580	-	777,837

3.

At March 31, 2015, if interest rates on floating-rate borrowings had been 1 % higher (or lower) with all other variables held constant, Loss Before Income Tax for the period would decrease as follows:

	March 31, 2015
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	-	(909)	-	(909)
US Dollar	(265)	(3,745)	-	(4,010)
(Decrease) or increase in Profit Before Income Tax	(265)	(4,654)	-	(4,919)

•	Credit risk

As of March 31, 2015, 4 banks accounted for more than 83% of the total cash deposited (Rabobank, HSBC,Banco do Brasil and ING).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 13

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of March 31, 2015:

▪	Futures / Options

	March 31, 2015
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	235	35,126	(147)	1,754
Soybean	221	70,501	1,217	1,961
Wheat	4	581	(109)	(111)
Sugar	252	81,403	12,677	10,443
Ethanol	5	1,942	26	26
OTC:
Sugar	55	23,150	1,368	(713)
Options:
Buy put
Corn	17	390	480	66
Soybean	10	366	257	(109)
Sugar	35	182	941	941
Sell call
Corn	9	(360)	(171)	118
Sugar	30	41	(130)	-
Sell put
Soybean	4	(152)	(82)	(70)
Sugar	36	47	(151)	(151)
Buy call
Soybean	2	5	-	(5)
Sugar	30	29	298	-
Total	947	213,251	16,474	14,290

(*) Included in line “Gain from commodity derivative financial instruments” Note 25.

(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 14

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

▪	Other derivative financial instruments

As of March 31, 2015, the Group has floating-to-fixed interest rate swap, foreign currency fixed-to-floating interest rate swap and foreign currency floating-to fixed interest rate swap agreements, which were also outstanding as of December 31, 2014.

During the period ended March 31, 2014, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 2.5 million. No contract of this kind was entered in 2015. Those contracts entered in 2014 had maturity dates ranging between March 2014 and June 2014. The outstanding contracts resulted in the recognition of a gain of US$ 0.1 million in 2014. Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

During the period ended on March 2015, the Group entered into several currency forward contracts with Uruguayan banks in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 26.5 million. The currency forward contracts maturity date ranging between June 2015 and September 2015. The outstanding contracts resulted in the recognition of a gain amounting to US$ 1.51million in 2015. Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

4.	Critical accounting estimates and judgments

The Group’s critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2014 described in Note 4.

5.	Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 15

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

•	The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

▪	The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties crops. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

▪	The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk;

▪	The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group’s management does not consider them to be of continuing significance as from January 1, 2014, namely, Coffee and Cattle.

•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•	The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the interim financial statements.

Total segment assets and liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture CHS S.A. is allocated to the ‘Crops’ segment.

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 16

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the three-month period ended March 31, 2015 (unaudited)

	Farming					Sugar,
	Crops	Rice	Dairy	All Other Segments	Farming subtotal	Ethanol and Energy	Land Transformation	Corporate	Total

Sales of manufactured products and services rendered	77	28,479	83	310	28,949	55,531	-	-	84,480

Cost of manufactured products sold and services rendered	-	(23,156)	(168)	(186)	(23,510)	(36,724)	-	-	(60,234)

Gross Profit from Manufacturing Activities	77	5,323	(85)	124	5,439	18,807	-	-	24,246

Sales of agricultural produce and biological assets	21,752	9	7,977	-	29,738	-	-	-	29,738
Cost of agricultural produce sold and direct agricultural selling expenses	(21,752)	(9)	(7,977)	-	(29,738)	-	-	-	(29,738)
Initial recognition and changes in fair value of biological assets and agricultural produce	9,004	4,717	1,955	(1)	15,675	7,991	-	-	23,666

Changes in net realizable value of agricultural produce after harvest	(162)	-	-	-	(162)	-	-	-	(162)

Gross Profit / (loss) from Agricultural Activities	8,842	4,717	1,955	(1)	15,513	7,991	-	-	23,504

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	8,919	10,040	1,870	123	20,952	26,798	-	-	47,750

General and administrative expenses	(1,403)	(1,087)	(370)	(19)	(2,879)	(4,421)	-	(4,718)	(12,018)

Selling expenses	(802)	(4,291)	(165)	(7)	(5,265)	(7,506)	-	(484)	(13,255)

Other operating (loss)/income, net	8,962	479	(28)	2	9,415	12,205	-	5	21,625

Share of loss of joint ventures	(878)	-	-	-	(878)	-	-	-	(878)
Profit / (loss) from Operations Before Financing and Taxation	14,798	5,141	1,307	99	21,345	27,076	-	(5,197)	43,224

Depreciation and amortization	(493)	(795)	(380)	(78)	(1,746)	(3,131)	-	-	(4,877)
Initial recognition and changes in fair value of biological assets (unrealized)	4,139	40	-	(1)	4,178	12,281	-	-	16,459
Initial recognition and changes in fair value of agricultural produce (unrealized)	3,817	3,084	-	-	6,901	(3,295)	-	-	3,606
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	1,048	1,593	1,955	-	4,596	(995)	-	-	3,601
Changes in net realizable value of agricultural produce after harvest (unrealized)	(157)	-	-	-	(157)	-	-	-	(157)
Changes in net realizable value of agricultural produce after harvest (realized)	(5)	-	-	-	(5)	-	-	-	(5)

Property, plant and equipment, net	113,015	45,833	15,229	13,538	187,615	523,835	-	-	711,450

Investment property	-	-	-	6,470	6,470	-	-	-	6,470

Goodwill	6,993	3,129	-	608	10,730	7,541	-	-	18,271
Biological assets	43,460	3,834	9,126	1,872	58,292	251,243	-	-	309,535

Investment in joint ventures	1,839	-	-	-	1,839	-	-	-	1,839

Inventories	30,489	35,231	2,370	-	68,090	29,150	-	-	97,240

Total segment assets	195,796	88,027	26,725	22,488	333,036	811,769	-	-	1,144,805

Borrowings	70,123	30,229	7,754	-	108,106	669,731	-	-	777,837
Total segment liabilities	70,123	30,229	7,754	-	108,106	669,731	-	-	777,837

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 17

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the three-month period ended March 31, 2014 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal

Sales of manufactured products and services rendered	84	15,340	-	342	15,766	53,045	-	-	68,811
Cost of manufactured products sold and services rendered	-	(11,767)	-	(18)	(11,785)	(34,555)	-	-	(46,340)
Gross Profit from Manufacturing Activities	84	3,573	-	324	3,981	18,490	-	-	22,471
Sales of agricultural produce and biological assets	22,097	1,146	7,075	-	30,318	-	-	-	30,318
Cost of agricultural produce sold and direct agricultural selling expenses	(22,097)	(1,146)	(7,075)	-	(30,318)	-	-	-	(30,318)
Initial recognition and changes in fair value of biological assets and agricultural produce	34,089	12,515	1,932	(278)	48,258	(9,313)	-	-	38,945
Changes in net realizable value of agricultural produce after harvest	861	-	-	-	861	-	-	-	861
Gross Profit / (loss) from Agricultural Activities	34,950	12,515	1,932	(278)	49,119	(9,313)	-	-	39,806
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	35,034	16,088	1,932	46	53,100	9,177	-	-	62,277
General and administrative expenses	(980)	(812)	(394)	(35)	(2,221)	(3,710)	-	(4,849)	(10,780)
Selling expenses	(722)	(3,383)	(155)	(4)	(4,264)	(7,155)	-	(217)	(11,636)
Other operating (loss)/income, net	(12,503)	183	19	(1)	(12,302)	(1,366)	-	98	(13,570)
Share of loss of joint ventures	(225)	-	-	-	(225)	-	-	-	(225)
Profit / (loss) from Operations Before Financing and Taxation	20,604	12,076	1,402	6	34,088	(3,054)	-	(4,968)	26,066

Profit from discontinued operations	-	-	-	-	-	-	-	-	-
Depreciation and amortization	(446)	(856)	(394)	(104)	(1,800)	(3,487)	-	-	(5,287)
Initial recognition and changes in fair value of biological assets (unrealized)	25,270	-	-	-	25,270	(3,379)	-	-	21,891
Initial recognition and changes in fair value of agricultural produce (unrealized)	4,085	10,272	-	-	14,357	(7,461)	-	-	6,896
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	4,734	2,243	1,932	(278)	8,631	1,527	-	-	10,158
Changes in net realizable value of agricultural produce after harvest (unrealized)	(191)	-	-	-	(191)	-	-	-	(191)
Changes in net realizable value of agricultural produce after harvest (realized)	1,052	-	-	-	1,052	-	-	-	1,052

Property, plant and equipment, net	133,395	45,462	16,664	10,229	205,750	650,254	-	-	856,004
Investment property	-	-	-	8,269	8,269	-	-	-	8,269
Goodwill	8,115	3,450	-	1,322	12,887	9,641	-	-	22,528
Biological assets	66,882	2,697	8,075	2,100	79,754	244,966	-	-	324,720
Investment in joint ventures	-	-	-	3,713	3,713	-	-	-	3,713
Inventories	28,054	44,894	1,964	220	75,132	32,232	-	-	107,364
Total segment assets	236,446	96,503	26,703	25,853	385,505	937,093	-	-	1,322,598
Borrowings	79,409	49,559	12,390	-	141,358	648,740	-	-	790,098
Total segment liabilities	79,409	49,559	12,390	-	141,358	648,740	-	-	790,098

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 18

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in the three-month periods ended March 31, 2015 and 2014 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
Three-month period ended March 31, 2014
Opening net book amount	216,843	8,852	206,462	297,910	1,690	1,184	57,579	790,520
Exchange differences	(26,152)	(1,612)	222	7,440	34	(203)	1,482	(18,789)
Additions	-	1	11,173	39,225	617	74	38,138	89,228
Transfers	-	-	4,434	1,308	-	-	(5,742)	-
Disposals	-	-	(7)	(135)	(3)	-	-	(145)
Reclassification to non-income tax credits (*)	-	-	(76)	(217)	-	-	-	(293)
Depreciation (Note 22)	-	(439)	(1,122)	(2,826)	(40)	(90)	-	(4,517)
Closing net book amount	190,691	6,802	221,086	342,705	2,298	965	91,457	856,004
At March 31, 2014 (unaudited) Cost	190,691	14,135	290,239	546,268	6,022	4,216	91,457	1,143,028
Accumulated depreciation	-	(7,333)	(69,153)	(203,563)	(3,724)	(3,251)	-	(287,024)
Net book amount	190,691	6,802	221,086	342,705	2,298	965	91,457	856,004
Three-month period ended March 31, 2015
Opening net book amount	174,420	5,401	194,771	277,586	3,371	1,180	120,176	776,905
Exchange differences	(12,771)	(170)	(31,096)	(49,669)	(544)	(50)	(19,339)	(113,639)
Additions	-	-	6,610	28,403	302	799	18,104	54,218
Transfers	-	83	791	2,406	44	-	(3,324)	-
Disposals	-	-	(168)	(174)	(2)	(7)	-	(351)
Reclassification to non-income tax credits (*)	-	-	(46)	(432)	-	-	(463)	(941)
Depreciation (Note 22)	-	(338)	(1,652)	(2,389)	(241)	(122)	-	(4,742)
Closing net book amount	161,649	4,976	169,210	255,731	2,930	1,800	115,154	711,450
At March 31, 2015 (unaudited) Cost	161,649	12,647	240,015	461,683	6,895	5,173	115,154	1,003,216
Accumulated depreciation	-	(7,671)	(70,805)	(205,952)	(3,965)	(3,373)	0	(291,766)
Net book amount	161,649	4,976	169,210	255,731	2,930	1,800	115,154	711,450

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of March 31, 2015, ICMS tax credits were reclassified to trade and other receivables.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 19

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

An amount of US$ 3,322 and US$ 2,937 of depreciation are included in “Cost of manufactured products sold and services rendered” for the three-month periods ended March 31, 2015 and 2014, respectively. An amount US$ 1,349 and US$ 1,437 of depreciation are included in “General and administrative expenses” for the three-month periods ended March 31, 2015 and 2014, respectively. An amount of US$ 206 and US$ 143 of depreciation are included in “Selling expenses” for the three-month periods ended March 31, 2015 and 2014, respectively

As of March 31, 2015, borrowing costs of US$ 2,728 (March 31, 2014: US$ 1,137) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 483,337 as of March 31, 2015.

As of March 31, 2015 included within property, plant and equipment balances are US$ 516 related to the net book value of assets under finance leases.

7.	Investment property

Changes in the Group’s investment property in the three-month periods ended March 31, 2015 and 2014 were as follows:

	March 31, 2015	March 31, 2014
	(unaudited)
Beginning of the period	6,675	10,147
Exchange differences	(205)	(1,878)
End of the period	6,470	8,269

Cost	6,470	8,269
Accumulated depreciation	-	-
Net book amount	6,470	8,269

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	March 31, 2015	March 31, 2014
	(unaudited)
Rental income	310	340

As of March 31, 2015, the fair value of investment property was US$ 48 million (2014: US$ 58 million).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 20

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Intangible assets

Changes in the Group’s intangible assets in the three-month periods ended March 31, 2015 and 2014 were as follows:

	Goodwill	Trademarks	Software	Others	Total
Three-month period ended March 31, 2014
Opening net book amount	24,869	1,129	1,343	-	27,341
Exchange differences	(2,341)	(14)	(112)	-	(2,467)
Additions	-	-	238	-	238
Amortization charge (i) (Note 22)	-	(35)	(66)	-	(101)
Closing net book amount	22,528	1,080	1,403	-	25,011
At March 31,2014 (unaudited)
Cost	22,528	2,512	2,378	129	27,547
Accumulated amortization	-	(1,432)	(975)	(129)	(2,536)
Net book amount	22,528	1,080	1,403	-	25,011

Three-month period ended March 31, 2015
Opening net book amount	20,172	959	2,634	13	23,778
Exchange differences	(1,901)	(4)	(375)	(2)	(2,282)
Additions	-	-	195	-	195
Amortization charge (ii) (Note 22)	-	-	(133)	(2)	(135)
Closing net book amount	18,271	955	2,321	9	21,556
At March 31, 2015 (unaudited)
Cost	18,271	2,494	3,730	140	24,635
Accumulated amortization		(1,539)	(1,409)	(131)	(3,079)
Net book amount	18,271	955	2,321	9	21,556

(i) For the three-month period ended March 31,2014 an amount of US$ 66 and US$ 35 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

(ii) For the three-month period ended March 31, 2015 an amount of US$ 133 and US$ 2 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2014.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 21

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets

Changes in the Group’s biological assets in the three-month periods ended March 31, 2015 and 2014 were as follows:

	March 31, 2015	March 31, 2014
	(unaudited)
Beginning of the period	341,232	292,144
Increase due to purchases	-	526
Initial recognition and changes in fair value of biological assets (i)	23,666	38,945
Decrease due to harvest	(64,223)	(71,509)
Decrease due to disposals	(721)	(455)
Decrease due to sales of agricultural produce	(7,256)	(6,620)
Costs incurred during the period	67,586	74,697
Exchange differences	(50,749)	(3,008)
End of the period	309,535	324,720

(i) Biological asset with a production cycle of more than one year (that is, sugarcane, coffee, dairy and cattle) generated ‘Initial recognition and changes in fair value of biological assets’ amounting to US$ 9,945 loss for the three-month period ended March 31, 2015 (2014: US$ (7,659) loss). In 2015, an amount of US$ 31,431 gain (2014: US$ 31,660 gain) was attributable to price changes, and an amount of US$ (21,486) loss (2014: US$ (39,319) loss) was mainly attributable to physical changes.

Biological assets as of March 31, 2015 and December 31, 2014 were as follows:

	March 31, 2015	December 31, 2014
	(unaudited)
Non-current
Cattle for dairy production	8,684	8,856
Other cattle	24	25
Sown land – coffee	1,872	2,193
Sown land – sugarcane	251,243	274,970
	261,823	286,044
Current
Other cattle	418	301
Sown land – crops	43,460	31,012
Sown land – rice	3,834	23,875
	47,712	55,188
Total biological assets	309,535	341,232

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 22

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Financial instruments

As of March 31, 2015, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of March 31, 2015 and their allocation to the fair value hierarchy:

	2015
	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	15,864	3,034	-	18,898
Total assets	15,864	3,034	-	18,898
Liabilities
Derivative financial instruments	(758)	(14,322)	-	(15,080)
Total liabilities	(758)	(14,322)	-	(15,080)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 23

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Financial instruments (continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total
Futures	Quoted price	-	-	1	13,664

Options	Quoted price	-	-	1	1,442

Options/OTC	Quoted price	-	-	1	1,368

Foreign-currency interest-rate swaps	Theoretical price	-	-	2	1,666

Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method	2	(14,322)

					3,818

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 24

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Trade and other receivables, net

	March 31, 2015	December 31, 2014
	(unaudited)
Non current
Trade receivables	3,169	3,528
Trade receivables – net	3,169	3,528
Advances to suppliers	10,028	12,149
Income tax credits	7,337	6,759
Non-income tax credits (i)	17,293	18,609
Judicial deposits	2,077	2,545
Receivable from disposal of subsidiary	3,382	3,997
Other receivables	1,131	3,003
Non current portion	44,417	50,590
Current
Trade receivables	36,344	65,059
Receivables from related parties (Note 27)	1,089	258
Less: Allowance for trade receivables	(497)	(527)
Trade receivables – net	36,936	64,790
Prepaid expenses	9,824	6,884
Advance to Suppliers	17,383	11,717
Income tax credits	5,977	6,492
Non-income tax credits (i)	33,806	42,685
Cash collateral	5,118	6,329
Receivable from disposal of subsidiary	3,783	4,451
Other receivables	17,170	21,178
Subtotal	93,061	99,736
Current portion	129,997	164,526
Total trade and other receivables, net	174,414	215,116

(i) Includes US$ 941for the three month period ended March 31, 2015 reclassified from property, plant and equipment (for the year ended December 31, 2014: US$ 4,514).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 25

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Trade and other receivables, net (continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	March 31, 2015	December 31, 2014
	(unaudited)
Currency
US Dollar	18,735	45,341
Argentine Peso	51,311	49,876
Uruguayan Peso	9,428	8,385
Brazilian Reais	94,940	111,514
	174,414	215,116

As of March 31, 2015 trade receivables of US$ 7,016 (December 31, 2014: US$ 4,224) were past due but not impaired. The ageing analysis of these receivables indicates that 897 and 1,269 are over 6 months in March 31, 2015 and December 31, 2014, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

12.	Inventories

	March 31, 2015	December 31, 2014
	(unaudited)
Raw materials	26,300	35,662
Finished goods	69,518	65,562
Stocks held by third parties	1,325	3,395
Others	97	300
	97,240	104,919

The cost of inventories recognized as expense are included in ‘Cost of manufactured products sold and services rendered’ amounted to US$ 60,234 for the three-month period ended March 31, 2015.  The cost of inventories recognized as expense and included in ‘Cost of agricultural produce sold and direct agricultural selling expenses’ amounted to US$ 17,041 for the three-month period ended March 31, 2015.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 26

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Cash and cash equivalents

	March 31, 2015	December 31, 2014
	(unaudited)
Cash at bank and on hand	139,518	104,132
Short-term bank deposits	58,761	9,663
	198,279	113,795

14.	Shareholder´s Contributions

	Number of shares (thousands)	Share capital and share premium
At January 1, 2014	122,382	1,122,645
Employee share options exercised (Note 15)	-	518
Purchase of own shares	-	(10,424)
At March 31,2014	122,382	1,112,739

At January 1, 2015	122,382	1,116,617
Employee share options exercised (Note 15)	-	746
At March 31, 2015	122,382	1,117,363

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and will be reviewed by the Board of Directors after a 12-month period: repurchases of shares under the program are made from time to time in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors. On August 12, 2014 the Board of directors decided to extend the program for a 12 month period.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 27

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

For the three-month periods ended March 31, 2015 and 2014 the Group incurred US$ nil million for the both period, related to the options granted under the Option Schemes.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under plans are as follows:

2004 Incentive Option Plan

	March 31, 2015		March 31,2014
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)

At January 1	6.71	1,916	6.67	2,061
Exercised	6.76	(94)	5.83	(79)
At March 31	6.71	1,822	6.70	1,982

2007/2008 Equity Incentive Plan

	March 31, 2015		March 31,2014
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)

At January 1	13.07	1,729	13.07	1,751
Forfeited	-	-	13.40	(9)
At March 31	13.07	1,729	13.07	1,742

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 28

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Equity-settled share-based payments (continued)

Options outstanding under the plans have the following expiry date and exercise prices:

2004 Incentive Option Plan

	Exercise
	price per	Shares (in thousands)
Expiry date (i):	share	March 31, 2015	March 31, 2014
May 1, 2024	5.83	570	597
May 1, 2025	5.83	517	553
May 1, 2026	5.83	104	153
February 16, 2026	7.11	103	110
October 1, 2026	8.62	529	569

(i)	On May 2014, the Board of directors decided to extend the expired date.

2007/2008 Equity Incentive Plan

	Exercise
	price per	Shares (in thousands)
Expiry date:	share	March 31, 2015	March 31, 2014
Dec 1, 2017	12.82	950	963
Jan 30, 2019	13.40	599	599
Nov 1, 2019	13.40	8	8
Jan 30, 2020	12.82	26	26
Jan 30, 2020	13.40	65	65
Jun 30, 2020	13.40	22	22
Sep 1, 2020	13.40	44	44
Sep 1, 2020	12.82	15	15

The following table shows the exercisable shares at period end under the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
March 31, 2015	3,552
March 31, 2014	3,704

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 29

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Equity-settled share-based payments (continued)

(b)	Restricted Share and Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan were effectively established in 2010 and amended in November 2011 and is administered by the Compensation Committee of the Company. Awards under this plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit issued. For the Restricted Share Plan there are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share shall not be converted into common shares and the participant shall cease for all purposes to be a shareholder with respect to such shares.

On July 18, 2011, the Group issued and registered 427,293 restricted shares with a nominal value of US$ 1.5 which were granted under the Restricted Share Plan. While the restricted shares are not vested, they are recognized in “Other reserves”. Once they are vested, the reserve is reversed and a share premium is recognized. As of March 31, 2015, all the restricted shares were vested.

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

As of March 31, 2015, the Group recognized compensation expense US$ 0.9 million related to the restricted shares granted under the Restricted Share Plan (2014: US$ 0.8 million).

Key grant-date fair value and other assumptions under the Restricted Share and Restricted Stock Unit Plan are detailed below:

Grant Date	Apr 1, 2012	May 15, 2012	Apr 1, 2013	May 15, 2013	Apr 1, 2014	May 15, 2014

Fair value	9.81	9.33	8.08	7.48	7.92	8.72
Possibility of ceasing employment before vesting	3%	0%	5%	0%	5%	0%

Movements in the number of restricted shares outstanding under the Restricted Share and Restricted Stock Unit Plan are as follows:

	Restricted shares (thousands)	Restricted stock units (thousands)	Restricted shares (thousands)	Restricted stock units (thousands)
	2015	2015	2014	2014
At January 1	-	861	110	699
Granted	-	-	-	-
Forfeited	-	(2)	(2)	(13)
Vested	-	-	-	-
At March 31	-	859	108	686

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 30

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Trade and other payables

	March 31, 2015	December 31, 2014
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (i)	2,084	2,084
Other payables	279	307
	2,363	2,391
Current
Trade payables	58,490	70,269
Advances from customers	3,582	5,636
Amounts due to related parties (Note 27)	19	-
Taxes payable	2,304	4,217
Escrows arising on business combinations	316	316
Other payables	973	2,662
	65,684	83,100
Total trade and other payables	68,047	85,491

(i)	These trades payable are mainly collateralized by property, plant and equipment.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 31

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Borrowings

	March 31, 2015	December 31, 2014
	(unaudited)
Non-current
Votoratim	15	434
ABC Brazil Loan	3,570	3,571
Bradesco Loan (*)	4,516	4,557
BNDES Loan Facility(*)	133,492	163,009
IDB Facility (*)	22,004	21,972
Ciudad de Buenos Aires Loan	11,429	11,389
Banco do Brazil Loan Facility (*)	54,568	68,653
Itaú BBA Facility (*)	25,002	30,654
ING/ABN/Bladex(*)	22,667	28,000
Rabobank, Syndicated Loan (*)	62,727	71,562
ING Bank N,V, Syndicated Loan (*)	66,232	66,002
ING/Rabobank/ABN/Crédit Agricole/HSBC/Caixa Geral/Galena(*)	158,398	-
Other bank borrowings	19,891	21,224
Obligations under finance leases	185	293
	584,696	491,324

Current
Bank overdrafts	10,217	7,789
BNDES Loan Facility (*)	23,055	27,430
IDB Facility (*)	16,425	15,827
Ciudad de Buenos Aires Loan	5,963	2,947
Galicia Loan	980	1,000
Banco do Brazil Loan Facility (*)	10,677	12,708
Rabobank Loan (*)	34,687	38,665
ITAU (*)	10,888	27,319
ABC Brazil Loan	9,254	10,134
Bradesco Loan (*)	4,106	4,086
Votoratim	2,361	2,421
ING/ABN/Bladex(*)	29	4
Rabobank, Syndicated Loan (*)	9,323	217
ING/HSBC/ICBC/BES/Bradesco/Hinduja/Bladex/BoC/Paschi(*)	32,788	32,606
Other bank borrowings	22,134	23,742
Obligations under finance leases	254	287
	193,141	207,182
Total borrowings	777,837	698,506

(*)  The Group was in compliance with the related covenants under the respective loan agreements.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 32

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Borrowings (continued)

New loan  – ING Bank N.V. Syndicated Loan

In January and February 2015, Adecoagro Vale do Ivinhema entered into a US$ 160.0 million loan with syndicate of banks, led by ING Bank N.V. and Rabobank, due 2018. This syndicate loan bears an interest of LIBOR 3 months + 4.40% per annum. Certain covenants are measured on a combined basis aggregating the borrowing subsidiaries and others are measured on an individual basis. Certain covenants are measured on a combined basis aggregating the borrowing subsidiaries and others are measured on an individual basis.

Financial ratios:

	2014	2015	2016
Net Bank Debt / EBITDA	[<] 4,5	[<] 5	[<] 4,5
Solvency Ratio	[>]40%	[>]40%	[>]40%
Interest Coverage Ratio	[<] 2	[<] 2	[<] 2

As of March 31, 2015, total bank borrowings include collateralized liabilities of US$ 719,234 (December 31, 2014: US$ 640,034). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	March 31, 2015	December 31, 2014
	(unaudited)
Fixed rate:
Less than 1 year	94,680	95,524
Between 1 and 2 years	42,394	45,518
Between 2 and 3 years	31,831	41,685
Between 3 and 4 years	30,282	25,809
Between 4 and 5 years	26,580	39,992
More than 5 years	59,704	87,219
	285,471	335,747
Variable rate:
Less than 1 year	98,207	111,371
Between 1 and 2 years	173,344	130,426
Between 2 and 3 years	133,418	80,199
Between 3 and 4 years	63,158	13,154
Between 4 and 5 years	6,323	7,346
More than 5 years	17,477	19,683
	491,927	362,179
	777,398	697,926

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 33

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Borrowings (continued)

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	March 31, 2015	December 31, 2014
	(unaudited)
Currency
US Dollar	480,669	320,638
Brazilian Reais	281,775	362,733
Argentine Peso	15,393	15,135
	777,837	698,506

18.	Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	March 31, 2015	March 31, 2014
	(unaudited)
Current income tax	(49)	(322)
Deferred income tax	(4,922)	(6,975)
Income tax expense	(4,971)	(7,297)

There has been no change in the statutory tax rates in the countries where the Group operates since December 31, 2014.

Argentine law includes a 10% withholding tax on dividend distributions made by Argentine companies to individuals and foreign beneficiaries. As of March 31, 2015, the Company did not record any liability on retain earnings at their Argentine subsidiaries due to its dividend policy which defines that the Company intends to retain any future earnings to finance operations and the expansion of their business and does not intend to distribute or pay any cash dividends on our common shares in the foreseeable future.

The gross movement on the deferred income tax account is as follows:

	March 31, 2015	March 31, 2014
	(unaudited)
Beginning of period asset/(liability)	5,964	(9,255)
Exchange differences	(7,305)	11,665
Tax charge relating to cash flow hedge (i)	21,658	2,448
Income tax expense	(4,922)	(6,975)
End of period asset/(liability)	15,395	(2,117)

(i)	Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income net of the amount reclassified from equity to profit and loss amounting to U$S 464 gain for the three-month period ended March 31, 2015.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 34

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Taxation (continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	March 31, 2015	March 31, 2014
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(6,149)	(4,634)
Non-deductible items	(532)	(2,771)
Unused tax losses, net	(303)	24
Non-taxable income	2,124	183
Others expenses	(111)	(99)
Income tax expense	(4,971)	(7,297)

19.	Payroll and social security liabilities

	March 31, 2015	December 31, 2014
	(unaudited)
Non-current
Social security payable	1,322	1,278
	1,322	1,278
Current
Salaries payable	7,540	6,322
Social security payable	2,695	3,898
Provision for vacations	8,404	12,364
Provision for bonuses	5,986	4,731
	24,625	27,315
Total payroll and social security liabilities	25,947	28,593

20.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates, In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2014.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 35

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Sales

	March 31, 2015	March 31, 2014
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	39,647	36,482
Sugar (*)	13,955	13,069
Rice (*)	28,121	14,704
Energy	1,929	3,494
Powder milk	83	-
Operating leases	314	392
Services	423	661
Others	8	9
	84,480	68,811
Sales of agricultural produce and biological assets:
Soybean (*)	5,217	2,185
Cattle for dairy production	721	455
Corn (*)	4,149	11,914
Cotton	713	333
Milk	7,256	6,620
Wheat	6,258	4,557
Sunflower	4,637	2,000
Barley	603	816
Seeds	9	1,146
Others	175	292
	29,738	30,318
Total sales	114,218	99,129

(*) Includes sales of soybean, corn, rice, powder milk and sugar produced by third parties for an amount of 11,482; 13,121; 91; 119 and 11,243 respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 82.5 million as of March 31, 2015 (March 31, 2014: US$ 65 million) comprised primarily of 9,718 m³ of ethanol (US$ 4.4 million), 405,101 mhw of energy (U$S 32.5 million) and 109,034 tons of soybean (U$S 31.3 million), 48,077 tons of corn (US$ 6.6 million), 416 tons of wheat (US$ 0.1 million), 500 tons of cotton (US$ 0.8 million) and 17,619 of others crops (US$ 6.8 million) which expire between August 2015 and December 2015.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 36

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	March 31, 2015	March 31, 2014
	(unaudited)
Cost of agricultural produce and biological assets sold	25,018	26,184
Raw materials and consumables used in manufacturing activities	36,837	19,738
Services	3,511	4,550
Salaries and social security expenses (Note 23)	17,636	17,250
Depreciation and amortization	4,877	5,287
Taxes (*)	690	979
Maintenance and repairs	5,835	6,689
Lease expense and similar arrangements(**)	532	836
Freights	6,811	5,241
Export taxes / selling taxes	6,610	6,700
Fuel and lubricants	1,953	2,384
Others	4,935	3,236
Total expenses by nature	115,245	99,074

(*)   Excludes export taxes and selling taxes.

(**) Relates to various cancellable operating lease agreements for office and machinery equipment.

For the three-month period ended March 31, 2015, an amount of US$ 60,234 is included as “cost of manufactured products sold and services rendered” (March 31, 2014: 46,340); an amount of  US$ 29,738 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (March 31, 2014:  30,318); an amount of US$ 12,018 is included in “general and administrative expenses” (March 31, 2014: 10,780); and an amount of  US$ 13,255 is included in “selling expenses” as described above (March 31, 2014: 11,636).

23.	Salaries and social security expenses

	March 31, 2015	March 31, 2014
	(unaudited)
Wages and salaries	12,493	11,803
Social security costs	4,224	4,649
Equity-settled share-based compensation	919	798
	17,636	17,250
Number of employees	8,448	7,757

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 37

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.	Other operating (loss)/income, net

	March 31, 2015	March 31, 2014
	(unaudited)
Gain/(Loss) from commodity derivative financial instruments	21,119	(11,600)
Loss from onerous contracts – forwards	(29)	(2,327)
Gain from disposal of other property items	393	351
Others	142	6
	21,625	(13,570)

25.           Financial results, net

	March 31, 2015	March 31, 2014
	(unaudited)
Finance income:
- Interest income	2,568	1,477
- Cash flow hedge – transfer from equity	464	-
- Gain from interest rate/foreign exchange rate derivative financial instruments	226	644
- Other income	33	44
Finance income	3,291	2,165

Finance costs:
- Interest expense	(12,715)	(12,693)
- Cash flow hedge – transfer from equity	-	(245)
- Foreign exchange losses, net	(13,694)	(3,702)
- Loss from interest rate/foreign exchange rate derivative financial instruments	-	(52)
- Taxes	(705)	(743)
- Other expenses	(669)	(903)
Finance costs	(27,783)	(18,338)
Total financial results, net	(24,492)	(16,173)

26.	Disclosure of leases and similar arrangements

The Group as lessor - Operating leases

In September 2013, Marfrig Argentina S.A. (“Marfrig ARG”), an Argentine company subsidiary of the Brazilian company Marfrig Alimentos S.A. (today Marfrig Global Foods S.A.) (“Marfrig Brazil”) unilaterally early terminated the Master Agreement, including the lease agreements entered into with the Group on December 2009 for a ten-year term. Therefore, on April 21, 2014 the Group filed a lawsuit against Marfrig ARG and Marfrig Brazil claiming the indemnification set forth in the Master Agreement and unpaid invoices for aggregate of approximately US$ 22.5 million. The lawsuit was filed with the Court of Arbitration of the Stock Exchange Chamber of the City of Buenos Aires.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income		Balance receivable (payable)
			March 31, 2015	March 31, 2014	March 31, 2015	December 31, 2014

			(unaudited)	(unaudited)	(unaudited)
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Receivables (Note 11)	-	-	515	258
		General and Administrative expenses	(91)	-	-	-
		Payables (Note 16)	-	-	(19)	-
CHS Agro	Joint venture
		Services	28	-	-	-
		Sales of goods	-	-	-	-
		Interest income	-	-	-	-
		Receivables (Note 11)	-	-	574	-
		Payables (Note 16)	-	-	-	-
Directors and senior management	Employment	Compensation selected employees	(1,654)	(1,512)	(17,521)	(16,876)

(i)   Shareholder of the Company.

(ii)  Relates to agriculture partnership agreements (“parceria”)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 39